
August 27, 2020

Yuantong Wang
President and Chief Executive Officer
Adaiah Distribution, Inc.
Tianan Technology Park
13/F Headquarters Center Building 16
555 Panyu North Ave, Panyu District, Guangzhou City, China

> **Re: Adaiah Distribution Inc.**
> **Form 8-K**
> **Filed August 20, 2020**
> **File No. 000-55369**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 20, 2020

General

1. It appears that immediately before the transaction with Guangzhou Huaizhong Health Technology Co., Ltd., you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology

cc: Richard I. Anslow